Exhibit 99.7

LETTER OF UNDERSTANDING

September 20, 2011

This Letter of Understanding is Between:

WELLNESS CENTER USA, INC.

1014 E. Algonquin Road - Suite111

Schaumburg, IL 60173

And,

PROTEIN FACTORY

991 Cedar Bridge Ave.

Brick, New Jersey

VALUE ADDED DISTRIBUTORSHIP (VAD)

WHEREAS, the Company (hereinafter referred to as “WCU”), is engaged in developing an online supplement store business (the “aminoFactory.com” store), and wishes to use Protein Factory as it’s supplier of Amino acid supplements. Through its website aminofactory.com, WCU will market nutritional supplements to the sports industry and general health minded public.

WHEREAS, Protein Factory (hereinafter referred as “SUPPLIER”), is an established producer/supplier of nutritional vitamins and supplements, including Amino acid based supplements. SUPPLIER is managed by expert management and wishes to utilize WCU and its aminofactory.com platform to market its products to aminofactory’s clients.

AND WHEREAS, WCU and SUPPLIER (hereinafter referred to as the “Parties”), have agreed to enter into this non-binding Letter of Understanding, to pursue a mutually beneficial relationship in marketing Amino acid products in the sports sector and health conscious public. The Parties agree that a Letter of Understanding will allow them the opportunity to create valuable awareness and develop a focused market for Amino acid supplements.

AND WHEREAS, WCU and SUPPLIER, agree to establish their initial relationship in a manner where WCU will make a market for certain specific products, independent of any marketing programs presently employed by SUPPLIER. As such, WCU will market SUPPLIER’s products under a Value Added Distributorship (VAD) arrangement. Under the VAD arrangement, each of the parties shall be independent of each other’s financial undertakings. SUPPLIER shall make its products available to WCU at a pre-determined fixed price and WCU will create its own market price for its client base. Each party shall retain 100% of its respective revenue.

WCU and SUPPLIER agree to kick off their initial relationship with a five product portfolio. The five products are: a) Acetyl L-Carnitine, b) Ajinomoto Instantized BCAA, c) Ajinomoto L-Glutamine, d) Ajinomoto L-Leucine, and e) Beta Alanine.

NOW THEREFORE, this Letter of Understanding stipulates the following salient terms, duties, responsibilities and expectations of each party to one another, in a manner that will be mutually beneficial to the Parties and their respective shareholders.

WCU Covenants:

1.

WCU states that its online aminofactory.com website, presently under development, is being tailored to market Amino acid products which will be manufactured by the SUPPLIER.

2.

WCU shall market its Amino acid supplements in accordance with Protein Factory’s product and manufacturing specifications.

3.

WCU shall use marketable pricing structures to sell its Amino acid offerings – although it shall have the flexibility to determine its pricing schemes, at its discretion.

4.

WCU shall be solely responsible for its end of the marketing, selling, administrational and corporate expenses.

5.

WCU shall have the option to sell its Amino acid offerings either under the Protein Factory label or aminofactory label. Regardless of the label used, all product sales shall be conducted through the aminofactory.com site and not through the proteinfactory.com site.

6.

WCU plans to complete its Beta Test prior to an official market launch. During the period prior to the full market launch, product sales shall be limited and revenue for both parties will be minimal.

7.

WCU shall make every effort possible to protect the reputation of Protein Factory and the Amino brand name.

SUPPLIER Covenants:

8.

 SUPPLIER agrees to be supportive during WCU’s website development. It agrees to be forthcoming with the availability of product information, including; specifications, nutritional data, production schedules, quality features, packaging and shipping criteria.

9.

SUPPLIER shall make reasonable efforts to timely inform WCU of any potential material shortages which may have an impact on product procurement, scheduling and shipping.

10.

SUPPLIER shall timely inform WCU of any potential discrepancies that may arise, such as; product or material recalls, discontinuances, regulatory compliance issues; as defined by U.S, state and local laws and statutes, including licensure issues, work stoppages, etc.

11.

SUPPLIER agrees to fully support WCU’s customer service program pertaining to product deliveries, shipping, and product satisfaction problems. A mutually agreeable plan shall be developed prior to the official market launch.

12.

SUPPLIER agrees to grant WCU the option to market its Amino acid products either under the Protein Factory label or WCU’s aminofactory label.

13.

SUPPLIER agrees to make every effort possible to protect the reputation of WCU and aminofactory. Further, it shall not circumvent WCU and solicit its clients to which Supplier will be privied to valuable client information

MUTUAL Covenants:

14.

During the Letter of Understanding period, whilst the Parties are working on developing the relationship, the Parties will share valuable information and exchange creative plans and ideas. Therefore, the Parties mutually agree to be ethical and to maintain and uphold the strictest confidentiality with respect to the operations of each other. Both parties understand that by signing this Letter of Understanding, confidentiality is to be held to the strictest extent and manner.

15.

At any time prior to the expiration of the Letter of Understanding, upon mutual success and desire the Parties may enter into a definitive agreement of entirely different shape and form.

Agreement Duration

16.

In order to allow sufficient time for implementation, ramp-up and meaningful market penetration, the VAD Letter of Understanding shall be applicable for a period of one (1) year with automatic renewal unless either party terminates the agreement in writing, sixty (60) days prior to the end of the agreement term.

17.

This Letter constitutes a new understanding and supersedes any previous understandings, communications, representations and agreements, whether written or oral and this Letter of Understanding is intended to form the basis of future Agreements, unless mutually elected otherwise, as stated in paragraph 15.

18.

This Letter of Understanding shall be a non-binding and non-recourse instrument. At such time as the parties agree to enter into a definitive and binding agreement based on the declarations and intent as expressed in this Letter, this Letter shall become null and void.

19.

This Letter may be executed in counterparts, which when taken together shall constitute one and the same instrument, and any facsimile signature shall be taken as an original.

IN WITNESS WHEREOF the parties have hereunto executed this Letter of Understanding as of the day and year first above mentioned.

WELLNESS CENTER USA, INC.

PROTEIN FACTORY

Per:

Per:

_______________________   Date 9/20/2011

______________________   Date 9/20/2011

Andrew J. Kandalepas

Alex Rogers

President

President

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